Heineken
NV

RECEIVED

2008 JAN -9 A 10:19

**Corporate Finance**
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

08000124

SUPPL

date
28 december 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by



Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
JAN 1 1 2008
THOMSON
FINANCIAL

Exemptionfile 82-4953

RECEIVED
2008 JAN -9 A 10: 12

# Heineken acquires Syabar Brewing Company in Belarus

Amsterdam, 28 December 2007 – Heineken N.V. announced today the acquisition of the Cypriot holding company of the Syabar Brewing Company, in Bobruysk, Belarus.

Under the terms of the transaction, Heineken will acquire Syabar's Cypriot parent company from a consortium led by Detroit Investments Limited (Cyprus) and from the International Finance Corporation, an affiliate of the World Bank. The acquisition price is not disclosed. The transaction will be funded from existing cash resources and will be earnings enhancing in 2008 and value enhancing in 2012.

The Syabar Brewing Company has been operational since October 2005 following the reconstruction of a state owned brewery, employs 280 staff and is located in Bobruysk, 140 km South-East of Minsk. The portfolio consists of the national mainstream beer brand Bobrov, which holds the number two position in the market and the recently introduced premium brand Syabar. In 2007 it is estimated that sales volume will be 600,000 hectolitres, compared to 370,000 hectolitres in 2006. Technical production capacity is 1.1 million hectolitres with the possibility to extend to 2.1 million hectolitres.

Nico Nusmeier, Regional President Central and Eastern Europe, Heineken N.V., commented: "This transaction is in line with our strategy to obtain leading market positions and brands. Belarus is a fast growing market and this deal will give us an excellent platform from which to grow both the Heineken brand as well as our imported Russian brands."

The Belarus beer market is showing double-digit growth. Annual consumption is currently estimated at almost 4.5 million hectolitres. Current estimated per capita consumption is 45 litres.

**Editorial information:**
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to € 12 billion and net profit before exceptional items and amortisation of brands amounted to € 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Exemptionfile 82-4953

**Press enquiries**
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

**Investor and analyst enquiries**
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com



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